RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

Red Metal Resources Announces Effective Date of Consolidation and Proposed Private Placement and Debt Settlement

VANCOUVER, BC, May 24, 2024 – RED METAL RESOURCES LTD. (“Red Metal” or the “Company”) (CSE:RMES, OTCPINK:RMESF) is pleased to announce that further to its news release dated May 11, 2024, the consolidation of its issued and outstanding common shares (each, a “Share”) on the basis of one new Share (each, a “Post-Consolidated Share”) for every three previously outstanding Shares (the “Consolidation”) became effective at the opening of the market on May 23, 2024. The Company’s symbol remains as “RMES”. The new CUSIP number is 75679D202 and the ISIN number is CA75679D2023.

The Consolidation reduced the number of outstanding Shares from 54,866,625 Shares to 18,288,861 Post-Consolidated Shares. No fractional Post-Consolidated Shares were issued as a result of the Consolidation.

Computershare Investor Services Inc. will mail letters of transmittal to the shareholders of record on May 24, 2024 that will provide instructions on exchanging pre-Consolidation share certificates for Post-Consolidation Share certificates. Shareholders are encouraged to send their share certificates, together with their letter of transmittal, to Computershare in accordance with the instructions in the letter of transmittal.

Private Placement Offering

The Company also wishes to announce that it intends to undertake a non-brokered private placement consisting of the issuance of up to 5,400,000 Shares of the Company at a price of $0.05 per Share for gross proceeds of up to $270,000 (the “Offering”). The Offering will close in tranches, the first tranche of which is expected to close on or about May 31st.

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Debt Settlement

The Company also announces its intention to complete a debt settlement with various creditors (the “Debt Settlement”) pursuant to which it shall seek to issue an aggregate of 12,600,000 Shares at a deemed price of $0.05 per Share, to settle an aggregate of $630,000 in outstanding indebtedness.

All amounts related to the Offering and the Debt Settlement are stated on a post-Consolidation basis. Closing of the first tranche of the Offering and Debt Settlement is expected to occur on May 31st, subject to a five day compliance period in accordance with the policies of the Canadian Securities Exchange. The Shares to be issued in the Offering and the Debt Settlement will be subject to a hold period expiring four months and one day from the date of issuance.

Finder’s fees may be paid in connection with the Offering in accordance with applicable laws. Any participation by insiders in the Offering and Debt Settlement will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.

None of the securities sold in connection with the Offering and Debt Settlement will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

1 | Page

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Gregg Jensen, CEO

1-866-907-5403

gregg.jensen@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the Consolidation, timing thereof, and description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

2 | Page